[Adopted in Release No. IC-17085 ( 84,434), effective September 25, 1989,
                                  54 F.R.32048]
                     U.S. Securities and Exchange Commission
                               Washington DC 20549

                                  FORM N-17F-2


          Form N-17f-2
Certificate of Accounting of Securities and Similar Investments in the Custody
                 of Management Investment Companies

                    Pursuant to Rule 17f-2 [17CFR 270.17f-2]


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1.   Investment Company Act File Number: 811-5309     Date Examination Complete:
          First American Investment Funds, Inc.
                                                                2/28/98

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2.   State Identification Number

          (See attached Exhibit A - State Registration
          Report for a list of portfolios and classes)














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3.   Exact number of investment company as specified in registration statement:
          33-16905


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4.   Address of principal executive office: (number, street, city, state, zip code)
          1 Freedom Valley Drive, Oaks, PA 19456

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INSTRUCTIONS
This form must be completed by the investment companies that have custody of securities or similar investments.
Investment Company

                          INDEPENDENT AUDITORS' REPORT




The Board of Directors of
     First American Investment Funds, Inc.:


We have examined management's assertion, included in its representation letter, that Limited Term Income Fund, Intermediate Term Income Fund, Fixed Income Fund, Intermediate Government Bond Fund, Intermediate Tax Free Fund, California Intermediate Tax Free Fund, Oregon Intermediate Tax Free Fund, Colorado Intermediate Tax Free Fund, Minnesota Insured Intermediate Tax Free Fund, Balanced Fund, Equity Index Fund, Equity Income Fund, Diversified Growth Fund, Stock Fund, Special Equity Fund, Regional Equity Fund, Emerging Growth Fund, Technology Fund, International Fund, International Index Fund, Real Estate Securities Fund, Micro Cap Value Fund, Small Cap Value Fund, and Health Sciences Fund of First American Investment Funds, Inc., (the Funds) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of February 28, 1998. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of February 28, 1998, and with respect to agreement of security purchases and sales, for the period from September 30, 1997 (the date of our last examination) through February 28, 1998:

* Count and inspection of underlying documentation of all securities designated as being held in the vault of U.S. Bank Trust National Association, the Custodian;

* Confirmation of all securities held by institutions in book entry form (Federal Reserve Bank of Minneapolis, Bankers Trust Company, and The Depository Trust Company), examination of selected security position reconciliations, and confirmation directly with the transfer agent (Federated Investors, PNC Financial Processing Corp., SEI Investments, and DST Systems, Inc.) for mutual fund securities;

* Confirmation of repurchase agreements with counterparty banks and broker-dealers;

* Confirmation or examination of underlying documentation, on a test basis, for securities purchased but not received, securities on loan, hypothecated, pledged, placed in escrow, or out for transfer with broker-dealers and/or transfer agents;

* Reconciliation of all such securities to the books and records of the Funds and the Custodian; and

*   Test of security transactions since our last report.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with the specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 28, 1998, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management of First American Investment Funds, Inc. and the Securities and Exchange Commission, and should not be used for any other purpose.




KPMG Peat Marwick LLP




Minneapolis, Minnesota
May 8, 1998